Exhibit 99.1

17 Education & Technology Group Inc. Announces

Second Quarter 2021 Unaudited Financial Results and

Change to Board Composition

BEIJING, China, September 23, 2021 — (GLOBE NEWSWIRE) —17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China with an “in-school + after-school” integrated model, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights[1]

•

Net revenues were RMB670.9 million (US$103.9 million), which exceeded the high-end of the Company’s guidance by RMB10.9 million and represented a year-over-year increase of 147.2% from RMB271.4 million in the second quarter of 2020.

•	Net revenues from online K-12 tutoring services were RMB662.0 million (US$102.5 million), representing a year-over-year increase of 163.9% from RMB250.8 million in the second quarter of 2020.

•

Gross billings of online K-12 tutoring services[2] (non-GAAP) were RMB769.5 million (US$119.2 million), representing a year-over-year increase of 121.9% from RMB346.8 million in the second quarter of 2020.

•	Paid course enrollments[3] were approximately 1,183 thousand, representing a year-over-year increase of 131.1% from approximately 512 thousand in the second quarter of 2020.

•	Gross margin was 63.0%, compared with 63.9% in the second quarter of 2020.

•	Net loss was RMB266.7 million (US$41.3 million), compared with net loss of RMB169.7 million in the second quarter of 2020.

•

Adjusted net loss[4] (non-GAAP), which excluded share-based compensation expenses of RMB48.5 million (US$7.5 million), was RMB218.2 million (US$33.8 million), compared with adjusted net loss (non-GAAP) of RMB149.8 million in the second quarter of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 32.5%, compared with negative 55.2% in the second quarter of 2020.

[1]	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
[2]

“Gross billings of online K-12 tutoring services” for a specific period refer to the sum of cash received from each enrollment of the Company’s online K-12 tutoring courses in such period inclusive of the applicable value added tax (“VAT”) and surcharges, net of the total amount of refunds in such period.

[3]

“Paid course enrollments” for a certain period refer to the cumulative number of paid courses enrolled in and paid for by the Company’s students, including multiple paid courses enrolled in and paid for by the same student.

[4]	Adjusted net loss represents net loss excluding share-based compensation expenses.

•

Average MAUs[5] of in-school applications for students was 16.5 million, representing a year-over-year decrease of 24.0% from 21.7 million in the second quarter of 2020. The year-over-year decrease in MAUs was partially attributable to the high level of MAUs in the second quarter of 2020, during which period the schools in China were temporarily closed due to the COVID-19 pandemic, and the students were prompted to engage in more online education as they studied at home, and partially attributable to the implementation of “Notice on Strengthening Cell Phone Management in Primary and Secondary Schools” in certain provinces and cities, that limits cell phone use and prohibits assigning homework on cell phone.

First Half 2021 Highlights

•	Net revenues were RMB1,145.1 million (US$177.4 million) represented a year-over-year increase of 128.8% from RMB500.5 million in the first half of 2020.

•	Net revenues from online K-12 tutoring services were RMB1,125.0 million (US$174.2 million), representing a year-over-year increase of 142.9% from RMB463.2 million in the first half of 2020.

•	Gross billings of online K-12 tutoring services (non-GAAP) were RMB1,373.0 million (US$212.7 million), representing a year-over-year increase of 123.5% from RMB614.2 million in the first half of 2020.

•	Paid course enrollments were approximately 1,726 thousand, representing a year-over-year increase of 122.4% from approximately 776 thousand in the first half of 2020.

•	Gross margin was 62.0%, compared with 64.0% in the first half of 2020.

•	Net loss was RMB926.4 million (US$143.5 million), compared with net loss of RMB393.9 million in the first half of 2020.

•

Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB119.4 million (US$18.5 million), was RMB807.1 million (US$125.0 million), compared with adjusted net loss (non-GAAP) of RMB328.5 million in the first half of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 70.5%, compared with negative 65.6% in the first half of 2020.

•	Average MAUs of in-school applications for students was 17.7 million, representing a year-over-year decrease of 14.9% from 20.8 million in the first half of 2020.

[5]

Average MAUs for a certain period is calculated by dividing (i) the sum of monthly active users (MAUs) for each month of such period by (ii) the number of months in such period. MAU for each month is the number of users that logged in to the in-school applications in that month at least once. When calculating MAU, each account is treated as a distinct user.

Second Quarter 2021 Unaudited Financial Results

Net Revenues

The following table sets forth a breakdown of total revenues by amounts and percentages for the periods indicated (in thousands, except for percentages):

		For the three months ended June 30,
	2020		2021			Y/Y
	RMB	%	RMB	USD	%
Net revenues:
Online K-12 tutoring services	250,839	92.4%	662,039	102,537	98.7%	163.9%
Other educational services	20,564	7.6%	8,853	1,371	1.3%	-56.9%

Total	271,403	100.0%	670,892	103,908	100.0%	147.2%

Net revenues for the second quarter of 2021 were RMB670.9 million (US$103.9 million), which exceeded the high-end of the Company’s guidance by RMB10.9 million and represented a year-over-year increase of 147.2% from RMB271.4 million in the second quarter of 2020. The increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

Net revenues from online K-12 tutoring services for the second quarter of 2021 were RMB662.0 million (US$102.5 million), representing a year-over-year increase of 163.9% from RMB250.8 million in the second quarter of 2020, accounting for 98.7% of total net revenues in the second quarter of 2021. The year-over-year increase in net revenues from online K-12 tutoring services was primarily driven by an increase in paid course enrollments. Paid course enrollments for the second quarter of 2021 were approximately 1,183 thousand, representing a year-over-year increase of 131.1% from approximately 512 thousand in the second quarter of 2020.

Net revenues from other educational services for the second quarter of 2021 were RMB8.9 million (US$1.4 million), representing a year-over-year decrease of 56.9% from RMB20.6 million in the second quarter of 2020.

Cost of Revenues

Cost of revenues for the second quarter of 2021 was RMB248.0 million (US$38.4 million), representing a year-over-year increase of 153.1% from RMB98.0 million in the second quarter of 2020. The increase was primarily due to increases in compensation costs for instructors and tutors and teaching material costs as the Company provided services to more students, which increase was largely in line with the growth of the Company’s net revenues from online K-12 tutoring services during the same period.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2021 was RMB422.9 million (US$65.5 million), representing a year-over-year increase of 143.9% from RMB173.4 million in the second quarter of 2020. The increase was primarily driven by the increase in the net revenues.

Gross margin for the second quarter of 2021 was 63.0%, compared with 63.9% in the second quarter of 2020. The decrease was attributable to the decrease in net revenues from other educational services for the second quarter of 2021.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of net revenues for the periods indicated (in thousands, except for percentages):

		For the three months ended June 30,
	2020		2021			Y/Y
	RMB	%	RMB	USD	%
Sales and marketing expenses	162,252	59.8%	306,731	47,507	45.7%	89.0%
Research and development expenses	136,397	50.3%	229,535	35,550	34.2%	68.3%
General and administrative expenses	45,065	16.6%	109,500	16,959	16.3%	143.0%
Impairment for property and equipment and right-of-use assets	—	—	56,882	8,810	8.5%	—

Total operating expenses	343,714	126.6%	702,648	108,826	104.7%	104.4%

Total operating expenses for the second quarter of 2021 were RMB702.6 million (US$108.8 million), including share-based compensation expenses of RMB48.5 million (US$7.5 million), representing a year-over-year increase of 104.4% from RMB343.7 million in the second quarter of 2020.

Sales and marketing expenses for the second quarter of 2021 were RMB306.7 million (US$47.5 million), including share-based compensation expenses of RMB6.5 million (US$1.0 million), representing a year-over-year increase of 89.0% from RMB162.3 million in the second quarter of 2020. The increase was primarily due to increases in salaries and welfare for sales and marketing personnel, as well as promotional course[6] expenses.

Research and development expenses for the second quarter of 2021 were RMB229.5 million (US$35.6 million), including share-based compensation expenses of RMB12.3 million (US$1.9 million), representing a year-over-year increase of 68.3% from RMB136.4 million in the second quarter of 2020. The increase was primarily due to an increase in salaries and welfare for research and development personnel.

General and administrative expenses for the second quarter of 2021 were RMB109.5 million (US$17.0 million), including share-based compensation expenses of RMB29.7 million (US$4.6 million), representing a year-over-year increase of 143.0% from RMB45.1 million in the second quarter of 2020. The increase was primarily due to an increase in salaries and welfare for general and administrative personnel, which included an increase in share-based compensation expenses.

[6]	Promotional course refers to the online K-12 large-class after-school tutoring courses that are free.

Impairment for property and equipment and right-of-use assets for the second quarter of 2021 were RMB56.9 million (US$8.8 million), compared with nil in the second quarter of 2020. As a result of the changes in regulatory environment in the online education industry, combined with the Company’s financial performance, the Company performed an impairment assessment on its long-term assets and recognized impairment losses in the second quarter of 2021.

Loss from Operations

Loss from operations for the second quarter of 2021 was RMB279.8 million (US$43.3 million), compared with RMB170.3 million in the second quarter of 2020. Loss from operations as a percentage of net revenues for the second quarter of 2021 was negative 41.7%, compared with negative 62.8% in the second quarter of 2020. The significant improvement was due to improvement in overall operational efficiency.

Net Loss

Net loss for the second quarter of 2021 was RMB266.7 million (US$41.3 million), compared with net loss of RMB169.7 million in the second quarter of 2020.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the second quarter of 2021 was RMB218.2 million (US$33.8 million), compared with RMB149.8 million in the second quarter of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 32.5% in the second quarter of 2021, compared with negative 55.2% in the second quarter of 2020.

Please refer to the attached table for a reconciliation of adjusted net loss (non-GAAP) to net loss under U.S. GAAP.

Share Outstanding

As of June 30, 2021, the Company had 493,148,952 ordinary shares issued and outstanding.

Cash and Cash Equivalents

Cash and cash equivalents were RMB2,160.0 million (US$334.5 million) as of June 30, 2021, compared with RMB2,835.0 million as of December 31, 2020.

Deferred Revenue (Current and Non Current)

Deferred revenue was RMB718.4 million (US$111.3 million) as of June 30, 2021, representing an increase of 20.1% from RMB598.3 million as of December 31, 2020. The increase was primarily attributable to our rapid business expansion.

Other Recent Developments

As previously disclosed, the Company’s business, financial condition and corporate structure are expected to be materially affected in future periods by the changing regulatory environment. The overall magnitude of the impact remains uncertain at this time.

The Company provided updates on new regulations and regulatory development on July 26 and August 25, respectively, which are available at https://ir.17zuoye.com/. The Company encourages investors to refer to the website and original Chinese regulations for details.

Board Change

Mr. Dun Xiao, the Company’s co-founder and director, has resigned from his position as a director of the Company due to personal reasons, effective September 23, 2021.

Business Outlook

Due to the uncertainty related to the recent regulatory and operating environment, the Company decides not to issue guidance in the near term in order to give the management more flexibility to focus on the operations and transformation.

Conference Call Information

Due to the uncertainty related to the recent regulatory and operating environment, the Company will not hold a conference call to discuss the financial results for the second quarter of 2021.

Non-GAAP Financial Measures

17EdTech’s management uses non-GAAP financial measures to gain an understanding of 17EdTech’s comparative operating performance and future prospects. Gross billings of online K-12 tutoring services and adjusted net loss are being used as non-GAAP measurements in evaluating the operating performance.

The Company defines gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. The Company generally bills its students for the entire course fee at the time of sale of its courses and recognizes revenue proportionally as the classes are delivered over a period typically lasting four months or less. The Company also offers students a content playback service once each of the live tutoring class is delivered. In the content playback service, students have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback is recognized proportionally over the playback period. The Company considers gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of its after-school tutoring services in general.

Adjusted net loss represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Gross billings of online K-12 tutoring services and adjusted net loss are used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that non-GAAP measures provide useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Group’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the six months ended June 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4566 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China with an “in-school + after-school” integrated model. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. Powered by its integrated model and technology, 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	2,834,962	2,159,971	334,537
Restricted cash	170	170	26
Prepaid expenses and other current assets	211,448	185,540	28,736

Total current assets	3,046,580	2,345,681	363,299

Non-current assets
Property and equipment, net	105,223	119,527	18,512
Right-of-use assets	200,157	308,724	47,815
Other non-current assets	37,782	37,320	5,780

TOTAL ASSETS	3,389,742	2,811,252	435,406

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB213,481 and RMB270,508 as of December 31, 2020 and June 30, 2021, respectively)	539,787	559,652	86,679
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to the Group of RMB571,827 and RMB705,782 as of December 31, 2020 and June 30, 2021, respectively)	596,307	715,513	110,819
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB46,835 and RMB74,748 as of December 31, 2020 and June 30, 2021, respectively)	69,409	112,798	17,470

Total current liabilities	1,205,503	1,387,963	214,968

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to the Group of RMB1,982 and RMB2,882 as of December 31, 2020 and June 30, 2021, respectively)	1,982	2,882	446
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB56,427 and RMB107,801 as of December 31, 2020 and June 30, 2021, respectively)	118,107	183,352	28,398

TOTAL LIABILITIES	1,325,592	1,574,197	243,812

SHAREHOLDERS’ EQUITY
Class A ordinary shares	275	277	43
Class B ordinary shares	38	38	6
Additional paid-in capital	10,653,403	10,772,795	1,668,493
Accumulated other comprehensive income	49,614	29,553	4,576
Accumulated deficit	(8,639,180)	(9,565,608)	(1,481,524)

TOTAL SHAREHOLDERS’ EQUITY	2,064,150	1,237,055	191,594

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,389,742	2,811,252	435,406

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	271,403	670,892	103,908
Cost of revenues (Note 1)	(97,995)	(248,003)	(38,411)

Gross profit	173,408	422,889	65,497

Operating expenses (Note 1)
Sales and marketing expenses	(162,252)	(306,731)	(47,507)
Research and development expenses	(136,397)	(229,535)	(35,550)
General and administrative expenses	(45,065)	(109,500)	(16,959)
Impairment for property and equipment and right-of-use assets	—	(56,882)	(8,810)

Total operating expenses	(343,714)	(702,648)	(108,826)

Loss from operations	(170,306)	(279,759)	(43,329)

Interest income	3,115	8,092	1,253
Interest expense	(1,705)	—	—
Foreign currency exchange gain	76	2,808	435
Other income, net	(922)	2,118	328

Loss before provision for income tax	(169,742)	(266,741)	(41,313)

Income tax expenses	—	—	—

Net loss	(169,742)	(266,741)	(41,313)

Accretion of convertible redeemable preferred shares	(447,777)	—	—

Net loss available to ordinary shareholders of 17	(617,519)	(266,741)	(41,313)

Education & Technology Group Inc.

Net loss per ordinary share
Basic and diluted	(10.52)	(0.55)	(0.09)

Net loss per ADS (Note 2)
Basic and diluted	(26.30)	(1.38)	(0.23)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	58,718,662	482,811,981	482,811,981

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,140	6,519	1,010
Research and development expenses	9,155	12,286	1,903
General and administrative expenses	6,676	29,713	4,602

Total	19,971	48,518	7,515

Note 2: Two ADSs represent five Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	250,839	662,039	102,537

Add: VAT and surcharges	15,050	83,507	12,934
Add: ending deferred revenue	331,661	685,599	106,186
Add: ending refund liability	16,366	38,860	6,019
Less: beginning deferred revenue	263,348	691,352	107,077
Less: beginning refund liability	3,751	9,124	1,413

Gross billings of online K-12 tutoring services (non-GAAP)	346,817	769,529	119,186

	For the three months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net Loss	(169,742)	(266,741)	(41,313)
Share-based compensation	19,971	48,518	7,515

Adjusted net loss	(149,771)	(218,223)	(33,798)

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	500,451	1,145,138	177,359
Cost of revenues (Note 1)	(180,187)	(435,628)	(67,470)

Gross profit	320,264	709,510	109,889

Operating expenses (Note 1)
Sales and marketing expenses	(355,301)	(920,258)	(142,530)
Research and development expenses	(269,086)	(439,462)	(68,064)
General and administrative expenses	(93,960)	(239,218)	(37,050)
Impairment for property and equipment and right-of-use assets	—	(56,882)	(8,810)

Total operating expenses	(718,347)	(1,655,820)	(256,454)

Loss from operations	(398,083)	(946,310)	(146,565)

Interest income	4,699	15,089	2,337
Interest expense	(2,726)	—	—
Foreign currency exchange gain	332	1,861	288
Other income, net	1,829	2,932	454

Loss before provision for income tax	(393,949)	(926,428)	(143,486)

Income tax expenses	—	—	—

Net loss	(393,949)	(926,428)	(143,486)

Accretion of convertible redeemable preferred shares	(572,201)	—	—

Net loss available to ordinary shareholders of 17	(966,150)	(926,428)	(143,486)

Education & Technology Group Inc.

Net loss per ordinary share
Basic and diluted	(16.57)	(1.92)	(0.30)

Net loss per ADS (Note 2)
Basic and diluted	(41.43)	(4.80)	(0.75)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	58,293,721	482,100,675	482,100,675

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	7,171	11,594	1,796
Research and development expenses	26,537	23,249	3,601
General and administrative expenses	31,731	84,524	13,091

Total	65,439	119,367	18,488

Note 2: Two ADSs represent five Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	463,224	1,125,039	174,246

Add: VAT and surcharges	27,793	111,287	17,236
Add: ending deferred revenue	331,661	685,599	106,186
Add: ending refund liability	16,366	38,860	6,019
Less: beginning deferred revenue	218,919	564,911	87,494
Less: beginning refund liability	5,907	22,869	3,542

Gross billings of online K-12 tutoring services (non-GAAP)	614,218	1,373,005	212,651

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	USD
Net Loss	(393,949)	(926,428)	(143,486)
Share-based compensation	65,439	119,367	18,488

Adjusted net loss	(328,510)	(807,061)	(124,998)